UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June  2010

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: June 1, 2010

The Company's parent Company, Priortech Ltd. ("Priortech"), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007, 2008 and 2009, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priotech's consolidated statements for the twelve month period ended March 31, 2010 is US $738 thousands.

Another item of disclosure on Priortech's reports reflects the fact that on March 31, 2010, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The opened hedging transactions as of March 31, 2010, are displayed in the following table:

Base Amt.	Deal Type	Value / Expiry Date	Transaction Date	Market Rate	Market Value (USD)
-100,000	Spot	01/04/2010	29/03/2010	3.7130	997
100,000	Sold Eu.Opt	28/04/2010	04/08/2009	3.7138	-
-100,000	Bought Eu.Opt	28/04/2010	04/08/2009	3.7138	1,278
450,000	Sold Eu.Opt	28/04/2010	18/01/2010	3.7138	-49
-450,000	Bought Eu.Opt	28/04/2010	18/01/2010	3.7138	101
150,000	Sold Eu.Opt	28/04/2010	15/10/2009	3.7138	-16
100,000	Sold Eu.Opt	28/04/2010	05/08/2009	3.7138	-
-100,000	Bought Eu.Opt	28/04/2010	05/08/2009	3.7138	1,278
-150,000	Bought Eu.Opt	28/04/2010	15/10/2009	3.7138	205
150,000	Sold Eu.Opt	28/04/2010	25/02/2010	3.7138	-2
-150,000	Bought Eu.Opt	28/04/2010	25/02/2010	3.7138	1,097
150,000	Sold Eu.Opt	26/05/2010	25/02/2010	3.7145	-42
-150,000	Bought Eu.Opt	26/05/2010	25/02/2010	3.7145	1,660
-150,000	Bought Eu.Opt	26/05/2010	15/10/2009	3.7145	553
100,000	Sold Eu.Opt	26/05/2010	05/08/2009	3.7145	-1

-100,000	Bought Eu.Opt	26/05/2010	05/08/2009	3.7145	1,568
100,000	Sold Eu.Opt	26/05/2010	04/08/2009	3.7145	-1
-100,000	Bought Eu.Opt	26/05/2010	04/08/2009	3.7145	1,568
450,000	Sold Eu.Opt	26/05/2010	18/01/2010	3.7145	-423
-450,000	Bought Eu.Opt	26/05/2010	18/01/2010	3.7145	597
150,000	Sold Eu.Opt	26/05/2010	15/10/2009	3.7145	-141
150,000	Sold Eu.Opt	28/06/2010	25/02/2010	3.7162	-198
-150,000	Bought Eu.Opt	28/06/2010	25/02/2010	3.7162	2,299
-100,000	Bought Eu.Opt	28/06/2010	04/08/2009	3.7162	1,888
450,000	Sold Eu.Opt	28/06/2010	18/01/2010	3.7162	-1,269
-150,000	Bought Eu.Opt	28/06/2010	15/10/2009	3.7162	988
100,000	Sold Eu.Opt	28/06/2010	05/08/2009	3.7162	-14
-100,000	Bought Eu.Opt	28/06/2010	05/08/2009	3.7162	1,888
150,000	Sold Eu.Opt	28/06/2010	15/10/2009	3.7162	-423
-450,000	Bought Eu.Opt	28/06/2010	18/01/2010	3.7162	1,492
100,000	Sold Eu.Opt	28/06/2010	04/08/2009	3.7162	-18
-150,000	Bought Eu.Opt	28/07/2010	25/02/2010	3.7178	2,809
-450,000	Bought Eu.Opt	28/07/2010	18/01/2010	3.7178	2,363
200,000	Sold Eu.Opt	28/07/2010	02/11/2009	3.7178	-499
-200,000	Bought Eu.Opt	28/07/2010	02/11/2009	3.7178	2,879
150,000	Sold Eu.Opt	28/07/2010	25/02/2010	3.7178	-408
150,000	Sold Eu.Opt	28/07/2010	10/02/2010	3.7178	-725
-150,000	Bought Eu.Opt	28/07/2010	10/02/2010	3.7178	2,159
450,000	Sold Eu.Opt	28/07/2010	18/01/2010	3.7178	-2,176
450,000	Sold Eu.Opt	27/08/2010	18/01/2010	3.7195	-3,066
-450,000	Bought Eu.Opt	27/08/2010	18/01/2010	3.7195	3,163
200,000	Sold Eu.Opt	27/08/2010	02/11/2009	3.7195	-791
-200,000	Bought Eu.Opt	27/08/2010	02/11/2009	3.7195	3,326
150,000	Sold Eu.Opt	27/08/2010	25/02/2010	3.7195	-636
-150,000	Bought Eu.Opt	27/08/2010	25/02/2010	3.7195	3,371
150,000	Sold Eu.Opt	27/08/2010	10/02/2010	3.7195	-1,022
-150,000	Bought Eu.Opt	27/08/2010	10/02/2010	3.7195	2,495
150,000	Sold Eu.Opt	27/09/2010	25/02/2010	3.7211	-874

-150,000	Bought Eu.Opt	27/09/2010	25/02/2010	3.7211	3,747
150,000	Sold Eu.Opt	27/09/2010	10/02/2010	3.7211	-1,313
-150,000	Bought Eu.Opt	27/09/2010	10/02/2010	3.7211	2,798
450,000	Sold Eu.Opt	27/09/2010	18/01/2010	3.7211	-3,940
-450,000	Bought Eu.Opt	27/09/2010	18/01/2010	3.7211	3,923
200,000	Sold Eu.Opt	27/09/2010	02/11/2009	3.7211	-1,098
-200,000	Bought Eu.Opt	27/09/2010	02/11/2009	3.7211	3,730
300,000	Sold Eu.Opt	27/10/2010	25/02/2010	3.7229	-2,152
-300,000	Bought Eu.Opt	27/10/2010	25/02/2010	3.7229	7,768
300,000	Sold Eu.Opt	24/11/2010	25/02/2010	3.7247	-2,507
-300,000	Bought Eu.Opt	24/11/2010	25/02/2010	3.7247	8,229
300,000	Sold Eu.Opt	29/12/2010	25/02/2010	3.7270	-2,914
-300,000	Bought Eu.Opt	29/12/2010	25/02/2010	3.7270	8,754